Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Coca-Cola Co (KO)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Ave. Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Coca-Cola Co (KO)
Vote Yes: Item #8 – Report on Alignment of Stated Corporate Values with Political and Electioneering Expenditures

Annual Meeting: April 30, 2025

CONTACT: Andrew Behar | abehar@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request that the Coca-Cola Board of Directors prepare and publish a report at least six months prior to the next Annual General Meeting, at reasonable expense, analyzing the negative impacts to brand image, culture, customer base, and shareholder value of associating our brand with politically divisive events that contravene our publicly stated goals and public commitments.

SUPPORTING STATEMENT: Shareholders recommend, at Board and management discretion, that the report outline policies that can be put in place to avoid such risks in the future.

SUMMARY

Coca-Cola makes significant political expenditures, many of which support causes at odds with Coca-Cola’s stated values and policies or are in conflict with its operational needs. For example, in 2024, Coca-Cola sponsored the Canada Strong and Free event on September 21, 2024. The event’s keynote speaker was Christopher Rufo—a leading architect of fear-based culture wars. Sponsoring a conference with such a controversial keynote speaker directly contradicts Coca-Cola’s publicly stated commitments to diversity, equity, and inclusion (DEI).

Despite significant concern and controversy raised by this political expenditure, Coca-Cola’s Board has not provided investors with sufficient assurance that it has oversight systems in place to identify or address incongruencies between the Company’s political giving and its strategic goals. Failure to monitor, assess, and mitigate such conflicts can pose significant risk to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to their impacts on communities, employees, and the environment. This proposal seeks to safeguard Coca-Cola’s brand integrity, mitigate reputational risks, and ensure alignment between corporate values and political engagements.

RATIONALE FOR A YES VOTE

1.	Coca-Cola's political expenditures conflict with Coca-Cola’s organizational goals, values, and operational needs.

2.	Conflicts between Coca-Cola’s stated values and its political expenditures can generate significant risk to the Company and its investors.

2025 Proxy Memo Coca-Cola Co | Report on Brand Image Impacts

DISCUSSION

1.	Coca-Cola's political expenditures conflict with Coca-Cola’s organizational goals, values, and operational needs.

Coca-Cola makes significant political expenditures, many of which support causes at odds with Coca-Cola’s stated values and policies or are in conflict with its operational needs.

For example, Coca-Cola’s DEI webpage is titled: “Creating a culture of diversity, equity and inclusion.” It continues:

“Diversity, equity and inclusion are at the heart of our values and our growth strategy and play an important part in our company's success. We leverage the remarkable diversity of people across the world to achieve our purpose of refreshing the world and making a difference. Our aspiration is not only to reflect the diversity of the markets we serve, but also to lead and advocate for a better shared future.”1

Coca-Cola’s sponsorship of politically divisive events is incongruous with these statements. In September 2024, Coca-Cola sponsored the Canada Strong and Free event,2 in which the keynote speaker was Christopher Rufo—a leading architect of fear-based culture wars and an anti-DEI activist.3,4,5 Rufo has explicitly outlined his strategy of using cultural flashpoints to stoke fear and manipulate public discourse for political gain.6,7 This sponsorship directly contradicts Coca-Cola’s publicly stated commitments to DEI while also causing controversy.8

Rufo himself has admitted that he manufactures controversies to drive political outcomes. As he stated in an interview, "We have successfully frozen their brand—‘critical race theory’—into the public conversation and are steadily driving up negative perceptions."9 Further, Rufo has described his goal as “laying siege to institutions,” stating, "[t]o get to universal school choice, you really need to operate from a premise of universal public school distrust.”10,11 Coca-Cola’s support for an event featuring a figure intent on dismantling social institutions is fundamentally misaligned with the Company’s stated goals and values related to DEI, and civil rights.

_____________________________

1 https://www.coca-colacompany.com/social/diversity-and-inclusion

2 https://canadastrongandfree.network/date/canada-strong-and-free-regional-networking-conference-2024/

3 https://christopherrufo.com/p/the-dei-regime

4 https://www.pbs.org/newshour/education/colleges-cut-ties-with-the-phd-project-a-nonprofit-targeted-by-trump-administration-over-dei

5 https://christopherrufo.com/p/how-to-stop-dei

6 https://www.vox.com/23811277/christopher-rufo-culture-wars-ron-desantis-florida-critical-race-theory-anti-wokeness

7 https://www.newyorker.com/news/annals-of-inquiry/how-a-conservative-activist-invented-the-conflict-over-critical-race-theory

8 See discussion of Canada Strong sponsorship: https://www.forbes.com/sites/michaelposner/2024/09/12/why-us-corporations-need-to-promote-greater-workplace-diversity/

9 https://www.newyorker.com/news/annals-of-inquiry/how-a-conservative-activist-invented-the-conflict-over-critical-race-theory

10 https://www.vox.com/23811277/christopher-rufo-culture-wars-ron-desantis-florida-critical-race-theory-anti-wokeness

11 https://www.nytimes.com/2023/09/11/books/review/cara-fitzpatrick-death-of-public-school.html

3

2025 Proxy Memo Coca-Cola Co | Report on Brand Image Impacts

2.	Conflicts between Coca-Cola’s stated values and its Political Expenditures can generate significant risk to the Company and its Investors.

Despite significant concern and controversy about its political expenditures, Coca-Cola’s Board has not provided investors with sufficient assurance that it has oversight systems in place to identify or address incongruencies between the Company’s political giving and its strategic goals. Failure to monitor, assess, and mitigate such conflicts can pose significant risk to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to their impacts on communities, employees, and the environment. In fact, this decision has generated controversy with the public.12 While intangible, reputation matters. A survey of 2,200 global executives worldwide in 2021 found that, on average, global executives attribute 63% of their company’s market value to their company’s overall reputation.13

Coca-Cola must consider that brands seen as enablers of divisive figures often suffer financial consequences. Recent corporate missteps regarding political affiliations have led to widespread boycotts and PR crises. Companies such as Target and Bud Light have faced significant backlash for inconsistent political stances, demonstrating the volatility of consumer sentiment when brands appear to contradict their own stated values. Costco, Apple, and John Deere recently had 98% shareholder votes supporting the company management to continue current DEI policies and practices.14

The Walt Disney Company’s experience with anti-LGBTQIA+ legislation in Florida provides a striking example of this dynamic. Disney had made political contributions to the sponsors of the Parental Rights in Education Act, commonly known as the “Don’t Say Gay” law. A controversy ensued and disappointed consumers turned away from the brand.15,16 The company then changed course on the legislation and Florida governor Ron DeSantis set out to punish the company for now opposing the legislation.17 It was two years before Disney and Florida ended its legal wrangling and the fallout was contained. It is critical for investors that Coca-Cola avoid similar incidents.

Recent controversies surrounding corporate political spending have demonstrated that consumers and investors demand greater accountability. According to a 2022 report by the Center for Political Accountability, companies that align political spending with corporate values tend to have stronger financial performance and brand trust.18 Coca-Cola's lack of transparency on event sponsorships and political expenditures leaves it vulnerable to backlash and reputational harm.

_____________________________

12 https://popular.info/p/major-corporations-sponsor-anti-woke

13 https://cms.webershandwick.com/wp-content/uploads/2023/02/The-State-of-Corporate-Reputation-in-2020_executive-summary_FINAL.pdf

14 https://www.asyousow.org/press-releases/2025/2/26/987-of-john-deere-amp-apple-shareholdersnbspreject-anti-diversity-proposals

15 https://twitter.com/abigaildisney/status/1500444182665703428?s=20&t=lsV3fd_sMqvfOx1IDZLcBg

16 https://eu.usatoday.com/story/travel/experience/america/theme-parks/2022/03/10/disneys-company-florida-dont-say-gaybill-lgbtq-fans/9451149002/

17 https://www.cbsnews.com/news/ron-desantis-disney-law-florida-state-control-dont-say-gay/

18 https://www.politicalaccountability.net/wp-content/uploads/2022/10/2022-CPA-Zicklin-Index.pdf

4

2025 Proxy Memo Coca-Cola Co | Report on Brand Image Impacts

Indeed, Coca-Cola has already suffered damage to its brand reputation due to the misalignment between its political expenditures and stated values. Leading up to the Canada Strong conference, a coalition of shareholders, collectively managing over $63 billion in assets, raised concerns upon learning of Coca-Cola’s sponsorship of the Canada Strong event, stating this sponsorship "associates our brand with divisiveness, homophobia, hate speech, and far-right radical activism.” Additionally, a Forbes article listed Coca-Cola as an event sponsor and highlighted how such sponsorships can contradict corporate DEI commitments by supporting figures and narratives that demonize DEI initiatives.19 Shortly after the Canada Strong conference a 43-second video was posted to X, which questioned why Coca-Cola was associating itself with divisiveness and homophobia.20,21,22

Brand reputation is one of Coca-Cola’s most valuable assets, and any erosion in public trust can have significant financial implications due to changes in consumer purchasing behavior. A study by Edelman found that nearly 64% of global consumers make purchasing decisions based on belief-driven choices, demonstrating the importance of maintaining a socially responsible brand image.23 The cognitive dissonance between Coca-Cola's publicly stated values and its political expenditures can alienate loyal customers who expect the Company to uphold its commitments to inclusion and social responsibility. Polling data consistently indicates that younger consumers, particularly Millennials and Gen Zs, prioritize corporate social responsibility in their purchasing decisions.24

The Company's refusal to acknowledge the risks associated with sponsorship decisions like Canada Strong raises concerns about broader governance and oversight issues. Without a report analyzing these risks, shareholders are left in the dark regarding how Coca-Cola evaluates the impact of its political engagements on brand perception and long-term financial health.

_____________________________

19 https://www.forbes.com/sites/michaelposner/2024/09/12/why-us-corporations-need-to-promote-greater-workplace-diversity/

20 https://www.asyousow.org/press-releases/2024/9/13/coca-cola-mastercard-meta-and-doordashs-sponsorship-of-conference

21 https://www.forbes.com/sites/michaelposner/2024/09/12/why-us-corporations-need-to-promote-greater-workplace-diversity/

22 https://x.com/ccbecker271/status/1834674684010303832

23 https://www.edelman.com/earned-brand

24 https://doublethedonation.com/csr-statistics/

5

2025 Proxy Memo Coca-Cola Co | Report on Brand Image Impacts

Finally, Coca-Cola's failure to align its corporate values with its political expenditures can harm its talent retention and recruitment, as top employees are increasingly considering corporate social values in their employment decisions. The modern workforce is highly attuned to corporate values, and alignment with figures like Rufo could dissuade top talent from joining or staying with Coca-Cola. A 2024 Deloitte study found that 44% of Gen Zs and 40% of Millennials have turned down an employer based on their personal ethics or beliefs.25 The study also found that 75% of Gen Zs and Millennials consider a company's community involvement and societal impact to be a key factor when evaluating potential employers.26 Studies from organizations such as McKinsey & Company have shown that inclusive corporate cultures lead to higher employee satisfaction and better financial performance.27

RESPONSE TO COCA-COLA BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board’s statement in opposition to the Proposal is unpersuasive.

Coca-Cola frames its opposition as a defense of "open dialogue" and "commitment to free speech."

This is a false equivalence. Rufo is not merely another conservative speaker—he has openly championed using fear as a political tool, advocated for undermining public institutions, and promoted misinformation.28,29 Sponsoring events that platform figures like Rufo does not promote thoughtful discourse; rather, it legitimizes tactics that foster division and erode democratic norms.

As Paul Matzko observes in his review of Rufo’s book, America’s Cultural Revolution: How the Radical Left Conquered Everything, "Christopher Rufo wants you to be afraid.”30 Rufo’s strategy is not to provide solutions but to escalate cultural conflicts in ways that stoke fear and division for political advantage. By supporting a conference where Rufo is given a platform, Coca-Cola is lending credibility to this harmful strategy.

The proposal does not seek to prevent Coca-Cola from engaging in the public policy process.

Instead, it asks for transparency and accountability in ensuring that corporate expenditures—including sponsorships—align with the Company’s stated values. The requested report would provide investors with necessary insights into whether Coca-Cola’s political expenditures and sponsorship decisions might create financial and reputational risk.

Corporations have a responsibility to ensure that their political spending and affiliations reflect their publicly stated commitments. Failing to do so creates inconsistencies that erode consumer and investor trust. Research has shown that companies with strong governance over political spending and corporate values tend to outperform those with opaque or misaligned practices. This report would be a step toward ensuring that Coca-Cola’s brand remains an asset rather than a liability.

"We believe that sponsoring an event does not equate to endorsing the opinions of every speaker.”

While we acknowledge Coca-Cola’s position that sponsoring an event does not necessarily equate to endorsing the opinion of every speaker, it is important to recognize that political spending and sponsorship signals support, whether implicit or explicit, and can be perceived by employees, shareholders, and consumers, as aligning Coca-Cola's stated values and with the values and messaging of the event and its speakers. In today’s climate, where employees, shareholders, and consumers expect corporate alignment between their publicly stated values and their actions, it is essential to ensure that sponsorships do not inadvertently undermine a company’s commitment to diversity, equity, and inclusion.

_____________________________

25 https://www.deloitte.com/global/en/issues/work/content/genz-millennialsurvey.html

26 https://www.deloitte.com/content/dam/assets-shared/docs/campaigns/2024/deloitte-2024-genz-millennial-survey.pdf?dlva=4

27 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

28 https://reason.com/2023/07/21/how-chris-rufo-became-the-thing-he-hates/

29 https://matzko.substack.com/p/chris-rufo-offers-no-good-answers

30 https://reason.com/2023/07/21/how-chris-rufo-became-the-thing-he-hates/

6

2025 Proxy Memo Coca-Cola Co | Report on Brand Image Impacts

CONCLUSION

Investors have a fiduciary duty to ensure that Coca-Cola’s actions support long-term shareholder value. This proposal seeks to safeguard Coca-Cola’s brand integrity, mitigate reputational risks, and ensure alignment between corporate values and political engagements. The Board’s opposition fails to acknowledge the material risks associated with its current approach.

By voting FOR this proposal, shareholders can send a strong message that political expenditures and corporate sponsorships should be subject to oversight and alignment with the values that have made Coca-Cola a globally trusted brand.

Vote “Yes” on this Shareholder Proposal 8.

--

For questions, please contact Andrew Behar, As You Sow, abehar@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

7